                                                     ---------------------------
                                                          OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number:  3235-0145
                                                     Expires:  February 28, 2009
                                                     Estimated average burden
                                                     hours per response ... 14.5
                                                     ---------------------------

                                  UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                        Factory Card & Party Outlet Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    303051106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                         Midwood Capital Management LLC
                              Attn: David E. Cohen
                                575 Boylston St.
                                    4th Floor
                                Boston, MA 02116
                                  617-224-1750


                                 With a copy to:

                            Peter M. Rosenblum, Esq.
                                 Foley Hoag LLP
                                155 Seaport Blvd.
                                Boston, MA 02210
                                  617-832-1151
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 2, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS
          FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A
                      CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1746 (1-06)

-------------------                                          -------------------
CUSIP NO. 303051106                   13D                    PAGE 2 OF  14 PAGES
-------------------                                          -------------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     David E. Cohen

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]
     (b)  [ ]

--------------------------------------------------------------------------------
3.   SEC Use Only



--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)


     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization


     USA
--------------------------------------------------------------------------------
                    7.   Sole Voting Power

  Number of

   Shares           ------------------------------------------------------------
                    8.   Shared Voting Power
Beneficially
                         287,900
  Owned by
                    ------------------------------------------------------------
    Each            9.   Sole Dispositive Power

  Reporting

 Person With        ------------------------------------------------------------
                    10.  Shared Dispositive Power

                         287,900

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     287,900

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]


--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     8.7%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN

--------------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP NO. 303051106                   13D                    PAGE 3 OF  14 PAGES
-------------------                                          -------------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Ross D. DeMont

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]
     (b)  [ ]

--------------------------------------------------------------------------------
3.   SEC Use Only



--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)


     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization


     USA
--------------------------------------------------------------------------------
                    7.   Sole Voting Power

  Number of

   Shares           ------------------------------------------------------------
                    8.   Shared Voting Power
Beneficially
                         287,900
  Owned by
                    ------------------------------------------------------------
    Each            9.   Sole Dispositive Power

  Reporting

 Person With        ------------------------------------------------------------
                    10.  Shared Dispositive Power

                         287,900

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     287,900

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]


--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     8.7%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN

--------------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP NO. 303051106                   13D                    PAGE 4 OF  14 PAGES
-------------------                                          -------------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Midwood Capital Management LLC
     I.R.S. Identification No. 14-1885029
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only



--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)


     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization


     Delaware
--------------------------------------------------------------------------------
                    7.   Sole Voting Power

  Number of              287,900

   Shares           ------------------------------------------------------------
                    8.   Shared Voting Power
Beneficially

  Owned by
                    ------------------------------------------------------------
    Each            9.   Sole Dispositive Power

  Reporting              287,900

 Person With        ------------------------------------------------------------
                    10.  Shared Dispositive Power



--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     287,900

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]


--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     8.7%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IA

--------------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP NO. 303051106                   13D                    PAGE 5 OF  14 PAGES
-------------------                                          -------------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Midwood Capital Partners, L.P.
     I.R.S. Identification No. 27-0060548
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only



--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)


     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization


     Delaware
--------------------------------------------------------------------------------
                    7.   Sole Voting Power

  Number of              128,064

   Shares           ------------------------------------------------------------
                    8.   Shared Voting Power
Beneficially

  Owned by
                    ------------------------------------------------------------
    Each            9.   Sole Dispositive Power

  Reporting              128,064

 Person With        ------------------------------------------------------------
                    10.  Shared Dispositive Power



--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     128,064

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]


--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     3.9%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN

--------------------------------------------------------------------------------

-------------------                                          -------------------
CUSIP NO. 303051106                   13D                    PAGE 6 OF  14 PAGES
-------------------                                          -------------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Midwood Capital Partners QP, L.P.
     I.R.S. Identification No. 42-1657728
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only



--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)


     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization


     Delaware
--------------------------------------------------------------------------------
                    7.   Sole Voting Power

  Number of              159,836

   Shares           ------------------------------------------------------------
                    8.   Shared Voting Power
Beneficially

  Owned by
                    ------------------------------------------------------------
    Each            9.   Sole Dispositive Power

  Reporting              159,836

 Person With        ------------------------------------------------------------
                    10.  Shared Dispositive Power



--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     159,836

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]


--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     4.9%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN

--------------------------------------------------------------------------------

CUSIP No. 303051106                                                 Page 7 of 14



ITEM 1.    SECURITY AND ISSUER

This joint statement on Schedule 13D relates to the common stock, $.001 par value (the "Common Stock") of Factory Card & Party Outlet Corp., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2727 Diehl Road, Naperville, IL 60563.

ITEM 2.    IDENTITY AND BACKGROUND

This joint statement on Schedule 13D is being filed by David E. Cohen, Ross D. DeMont, Midwood Capital Management LLC, Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P., who are collectively referred to as the "Reporting Persons." Messrs. Cohen and DeMont (the "Managers") are the managers of Midwood Capital Management, LLC ("Capital"), which is the sole general partner of each of Midwood Capital Partners, L.P. ("LP") and Midwood Capital Partners QP, L.P. ("QP" and together with LP, the "Funds"). By virtue of their positions, each of the Managers has the power to vote and dispose of the shares of Common Stock held by each of the Funds. Information with respect to each of the Reporting Persons is as follows:

(1)    (a)    David E. Cohen

       (b)    575 Boylston St., 4th Floor, Boston, MA 02116

       (c)    Mr. Cohen is a manager of Capital.

       (d)    No

       (e)    No

       (f)    United States

(2)    (a)    Ross D. DeMont

       (b)    575 Boylston St., 4th Floor, Boston, MA 02116

       (c)    Mr. DeMont is a manager of Capital.

       (d)    No

       (e)    No

       (f)    United States

CUSIP No. 303051106                                                 Page 8 of 14



(3)    (a)    Midwood Capital Management, LLC, a Delaware limited liability company

       (b)    575 Boylston St., 4th Floor, Boston, MA 02116

       (c) Capital is the sole general partner of, and manages and provides investment advice to, each of the Funds.

       (d)    No

       (e)    No

(4)    (a)    Midwood Capital Partners, L.P., a Delaware limited partnership

       (b) c/o Midwood Capital Management, LLC, 575 Boylston St., 4th Floor, Boston, MA 02116

       (c) LP is a private investment fund engaged in the business of investing in securities.

       (d)    No

       (e)    No

(5)    (a)    Midwood Capital Partners QP, L.P., a Delaware limited partnership

       (b) c/o Midwood Capital Management, LLC, 575 Boylston St., 4th Floor, Boston, MA 02116

       (c) QP is a private investment fund engaged in the business of investing in securities.

       (d)    No

       (e)    No


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired beneficial ownership of an aggregate of 287,900 shares of Common Stock for a total of $2,279,552.74 using cash from the Funds. The shares of such Common Stock held by LP and QP are held in margin accounts which from time to time may incur debit balances. Since other securities are held in such margin accounts, it is impracticable to determine the amounts, if any, borrowed with respect to such shares of Common Stock. The cost of borrowing with respect to such margin accounts fluctuates with the broker loan rate and the amount of the debit balance.

CUSIP No. 303051106                                                 Page 9 of 14


ITEM 4.    PURPOSE OF TRANSACTION

The Reporting Persons acquired shares of the Common Stock of the Issuer for investment purposes, based on their belief that the Issuer's stock is undervalued and represents an attractive investment opportunity. The Reporting Persons have in the past engaged, and may in the future engage, in a dialogue with management of the Issuer ("Management") and with the chairman of the Issuer's Board of Directors (the "Board of Directors"), as well as dialogue with other stockholders of the Issuer, in each case regarding factors contributing to the current undervaluation of the Issuer's stock and new strategies to create and maximize value for the Issuer's stockholders. One such strategy that the Reporting Persons have requested that the Issuer pursue is the retention of an investment banker by the Issuer to explore a potential sale of the Issuer, as outlined in the letter from the Reporting Persons to the Board of Directors, attached as Exhibit 2 hereto and incorporated herein by reference.

The Reporting Persons intend to regularly review their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer (subject to the limitations of an agreement between the Reporting Persons and the Issuer, as described in Item 6 below), dispose of all or a portion of the securities then held by such Reporting Person, or cease buying or selling such securities. Any such additional purchases or sales of securities of the Issuer may be in the open market or privately negotiated transactions or otherwise. The factors which the Reporting Persons may consider in evaluating their equity interest in the Issuer's business include the following: (i) the Issuer's business and prospects; (ii) the business strategy and actions of Management and the Board of Directors to enhance the Issuer's value to its stockholders; (iii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iv) the availability and nature of opportunities to dispose of the Reporting Persons' interests; (v) general economic conditions; (vi) stock market and money market conditions; (vii) other business and investment opportunities available to the Reporting Persons; and (viii) other plans and requirements of the Reporting Persons.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this item 4.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present Management or Board of Directors, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or by-laws which may impede the acquisition of control of the Issuer by any person;
(h) the Issuer's Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to

CUSIP No. 303051106                                                Page 10 of 14



Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

(a) In the aggregate, the Reporting Persons beneficially own 287,900 shares of the Common Stock of the Issuer, representing approximately 8.7% of such class of securities. The beneficial ownership of each Reporting Person is as follows:
(i) LP beneficially owns 128,064 shares of the Common Stock, representing approximately 3.9% of the class, (ii) QP beneficially owns 159,836 shares of the Common Stock, representing approximately 4.9% of the class, and (iii) Capital, as the sole general partner of each Fund, and Messrs. Cohen and DeMont, as the managers of Capital, each beneficially own 287,900 shares of the Common Stock of the Issuer representing approximately 8.7% of the class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 3,293,204 shares of the Common Stock of the Issuer outstanding as of June 9, 2006, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the quarter ended April 29, 2006.

(b) By virtue of their positions as managers of Capital, each of the Managers has the shared authority to vote and dispose of the shares of Common Stock reported in this joint statement Schedule 13D.

(c) The following transactions in the Common Stock were conducted by Reporting Persons from June 3, 2006 (60 days prior to the event which requires the filing of this statement) to the date hereof:

                                               NO. OF SHARES     PURCHASE/(SALE)
PERSON                              DATE      PURCHASED/(SOLD)   PRICE PER SHARE
------                              ----      ----------------   ---------------

Midwood Capital Partners, L.P.   06/12/2006        2,794                $7.75
                                 06/15/2006          489                $8.04
                                 06/26/2006          133                $8.12
                                 06/27/2006          133                $7.95
                                 07/06/2006        2,362                $8.15
                                 07/11/2006        1,461                $8.00
                                 07/12/2006          534                $7.99
                                 07/12/2006        2,214                $8.03
                                 07/17/2006        1,112                $8.00
                                 07/18/2006        1,779                $7.95
                                 07/19/2006           44                $8.00
                                 07/21/2006           44                $8.05
                                 07/31/2006          232                $8.08
                                 08/01/2006          934                $8.11
                                 08/02/2006        2,358                $8.18

CUSIP No. 303051106                                                Page 11 of 14



                                               NO. OF SHARES     PURCHASE/(SALE)
PERSON                                DATE    PURCHASED/(SOLD)   PRICE PER SHARE
------                                ----    ----------------   ---------------

Midwood Capital Partners QP, L.P.  06/12/2006        4,006            $7.75
                                   06/15/2006          611            $8.04
                                   06/26/2006          167            $8.12
                                   06/27/2006          167            $7.95
                                   07/06/2006        2,933            $8.15
                                   07/11/2006        1,823            $8.00
                                   07/12/2006          666            $7.99
                                   07/12/2006        2,786            $8.03
                                   07/17/2006        1,388            $8.00
                                   07/18/2006        2,221            $7.95
                                   07/19/2006           56            $8.00
                                   07/21/2006           56            $8.05
                                   07/31/2006          289            $8.08
                                   08/01/2006        1,166            $8.11
                                   08/02/2006        2,942            $8.18

Each of the above listed transactions was conducted in the ordinary course of business on the open market for cash. Purchase and sale prices do not reflect brokerage commissions paid.

(d)    N/A

(e)    N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Capital and the Issuer are parties to a letter agreement dated as of February 1, 2006, as amended by an amendment entered into by Capital and Issuer dated June 7, 2006, whereby the Issuer consented under the relevant provisions of the Issuer's Amended and Restated Certificate of Incorporation to the acquisition by the Reporting Persons of 5% or more of the Issuer's capital stock. In the letter agreement, as amended, Capital agreed to limit its and its affiliates' beneficial ownership to no greater than 350,000 shares Common Stock in the aggregate.

Except as provided in the preceding paragraph, or elsewhere in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 303051106                                                Page 12 of 14



ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement by and among David E. Cohen, Ross D. DeMont, Midwood Capital Management, LLC, Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P. dated February 10, 2006.

Exhibit 2 Letter from the Reporting Persons to the Board of Directors of the Issuer dated as of August 2, 2006.

CUSIP No. 303051106                                                Page 13 of 14


                                    Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             Date:   August 3, 2006
                                                   -----------------------------

                                             MIDWOOD CAPITAL PARTNERS, L.P.

                                             By: Midwood Capital Management, LLC
                                                      General Partner

                                             By: /s/ David E. Cohen
                                                 -------------------------------
                                                 David E. Cohen
                                                 Manager



                                             MIDWOOD CAPITAL
                                             PARTNERS QP, L.P.

                                             By: Midwood Capital Management, LLC
                                                      General Partner

                                             By: /s/ David E. Cohen
                                                 -------------------------------
                                                 David E. Cohen
                                                 Manager



                                             MIDWOOD CAPITAL
                                             MANAGEMENT, LLC

                                             By: /s/ David E. Cohen
                                                 -------------------------------
                                                 David E. Cohen
                                                 Manager

CUSIP No. 303051106                                                Page 14 of 14




                                             DAVID E. COHEN

                                             By: /s/ David E. Cohen
                                                 -------------------------------
                                                 David E. Cohen



                                             ROSS D. DEMONT

                                             By: /s/ Ross D. DeMont
                                                 -------------------------------
                                                 Ross D. DeMont

CUSIP No. 303051106                                                  Page 1 of 2


                                    Exhibit 1
                                    ---------

                             JOINT FILING AGREEMENT
                             ----------------------

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of February 10, 2006, that only one statement containing the information required by Schedule 13D, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock of Factory Card & Party Outlet Corp., and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.



                                             MIDWOOD CAPITAL PARTNERS, L.P.

                                             By: Midwood Capital Management, LLC
                                                      General Partner

                                             By: /s/ David E. Cohen
                                                 -------------------------------
                                                 David E. Cohen
                                                 Manager



                                             MIDWOOD CAPITAL
                                             PARTNERS QP, L.P.

                                             By: Midwood Capital Management, LLC
                                                      General Partner

                                             By: /s/ David E. Cohen
                                                 -------------------------------
                                                 David E. Cohen
                                                 Manager



                                             MIDWOOD CAPITAL
                                             MANAGEMENT, LLC

                                             By: /s/ David E. Cohen
                                                 -------------------------------
                                                 David E. Cohen
                                                 Manager

CUSIP No. 303051106                                                  Page 2 of 2



                                             DAVID E. COHEN

                                             By: /s/ David E. Cohen
                                                 -------------------------------
                                                 David E. Cohen



                                             ROSS D. DEMONT

                                             By: /s/ Ross D. DeMont
                                                 -------------------------------
                                                 Ross D. DeMont

CUSIP No. 303051106                                                  Page 1 of 2



                                    Exhibit 2
                                    ---------

                          LETTER TO BOARD OF DIRECTORS
                          ----------------------------


Midwood Capital Management LLC
575 Boylston
4th Floor
Boston, MA 02116
(617) 224-1750 (main)
(617) 224-1769 (fax)


August 2, 2006

The Board of Directors
Factory Card & Party Outlet Corp.
2727 Diehl Road
Naperville, IL 60563
Attention: Tim Benson - Corporate Secretary


Gentlemen:

       As you should be aware, Midwood Capital Management LLC and its affiliates ("Midwood") are presently the largest owners of the common stock of Factory Card & Party Outlet Corp. Our interest in the company is simple and consistent with the interests of all outside owners of the company - to maximize shareholder value.

       Midwood has been an investor in the company since September 2005. Analyzing the company's performance up to that point and its results thereafter we have found no evidence that the current management team is capable of helping us achieve this objective for shareholders. We believe the company has paid lip service to the concept of increasing shareholder value since last fall by providing investors with only one specific financial goal for the company: a 2008 target for after-tax returns on invested capital (ROIC) of 13.5%.

       We met with the company's CEO and Chairman of the Board in late May to discuss Factory Card's financial performance and operational plans going forward. Our analysis subsequent to that discussion has led us to the firm conclusion that the probability of achieving the combination of 1) comparable store sales growth, 2) inventory reduction, 3) operating expense control and 4) operating margin improvement required to attain this after-tax ROIC target is extremely remote. As a benchmark, our calculation of the company's after-tax ROIC for the 12 months through April 29, 2006 yields a result of negative 1.5%.

CUSIP No. 303051106                                                  Page 2 of 2



       In addition, we find it imprudent of the board to allow management to set a 2008 target without providing any interim milestones. Are shareholders expected to wait until financial results for fiscal 2008, which will arrive sometime in April 2009, to ultimately determine whether management has achieved its goal? Given the historical performance of this management team, we as owners would be foolish to grant management this much latitude to prove themselves.

       Rather than delivering results that have created shareholder value, we have found a situation where the company has built a governance regime that serves as an obstacle to shareholder democracy. Fortunately, one pillar of that governance regime, the staggered board, has just been voted away, and we are pleased to see a new director join the board. However, we do not believe that management or the board is operating with an adequate sense of urgency. With the terms for all directors ending at the company's 2007 annual meeting, the board does not have the luxury of waiting for management's turnaround efforts to bear fruit.

       We believe the company's stock is trading today at a substantial discount to its intrinsic value. With attributes such as the scale provided by 192 stores, its self-distribution capabilities and approximately $20 million of store level cash flow (by our calculation), we believe that Factory Card has value well above that represented by its stock price. Therefore, as the company's largest shareholder we strongly encourage you to take immediate steps to maximize shareholder value for all of the company's owners. To be more specific, we request that the company hire an investment banker to explore a sale.

       We appreciate the significance of this request and would be eager to have a discussion in person with the full board at its next scheduled meeting. We also suspect that other large shareholders in the company might be interested in having such a discussion. We look forward to your prompt response to our request and to the opportunity to meet with the board.



                                                Sincerely,


                                                /s/ David Cohen
                                                -------------------------------
                                                David Cohen
                                                Managing Director
                                                Midwood Capital Management, LLC


CC:
Richard E. George
Gary W. Rada
Mone Anathan
Ben Evans
Peter M. Holmes
Martin G. Mand
Patrick W. O'Brien
Robert S. Sandler